Exhibit 3.71
Certificate of Limited Partnership
1.	The name of the limited partnership is: KRBE Limited Partnership

2.	The street address of its proposed registered office in Texas is (a P.O. Box is not sufficient) c/o C T Corporation System 1021 Main Street, Suite 1150 Houston, TX 77002

and name of its proposed registered agent in Texas at such address is: CT Corporation System

3.	The address of the principal office in the United States where records of the partnership are to be kept or made available is 140 East Market Street, York, PA 17401

4.	The name, the mailing address, and the street address of the business or residence of each general partner is as follows:

NAME	MAILING ADDRESS	STREET ADDRESS
	(include city, state, zip code)	(include city, state, zip code)

KRBE Radio, Inc.	140 E. Market Street	140 E. Market Street
	York, PA 17401	York, PA 17401

KRBE Radio, Inc., the general partner

/s/ C. W. Bremer

General Partner(s)
Craig W. Bremer, Secretary